SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K for the month of May, 2005

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                         Form 40-F  ☐

Enclosures:

1.               Nokia Press Release, May 25, 2005:

“Nokia launches new Linux based Internet Tablet product category”

2.               Nokia Press Release, May 30, 2005:

“ Nokia to support Wataniya on the way ‘beyond 3G’”

3.               Nokia Press Release, May 31, 2005:

“ Nokia to start manufacturing of Base Station Controllers in India”

PRESS RELEASE

May 25, 2005

Nokia launches new Linux based Internet Tablet product category

The Nokia 770 Internet Tablet enables easy broadband access to the Internet over Wi-Fi

New York – Today Nokia introduced its first device in the new Internet Tablet category, the Nokia 770 Internet Tablet, at the LinuxWorld Summit in New York. The Nokia 770 Internet Tablet is a dedicated device optimized for convenient Internet browsing and email communications in a sleek pocketsize format. The Nokia 770 Internet Tablet features an impressive high-resolution (800x480) widescreen display with zoom and on-screen keyboard, ideal for viewing online content over Wi-Fi. Aside from Wi-Fi, the device can also connect to the Internet utilizing Bluetooth wireless technology via a compatible mobile phone.

“We are very excited to introduce our first Nokia Internet Tablet device to the market. With the Nokia 770 Internet Tablet consumers can access broadband Internet services away from their desktop, for example in the backyard or at a café within a Wi-Fi hotspot”, says Janne Jormalainen, Vice President of Convergence Products, Multimedia, Nokia.

The device runs on Linux based Nokia Internet Tablet 2005 software edition which includes widely deployed desktop Linux and Open Source technologies. The maemo development platform (www.maemo.org) will provide Open Source developers and innovation houses with the tools and opportunities to collaborate with Nokia on future devices and OS releases in the Internet Tablet category.

“Linux is a logical choice for the Nokia 770 Internet Tablet as Linux and the Open Source development platform provide us with fast and efficient solutions to build products for this new, Nokia product category. This is the first step in creating an Open Source product for broadband and Internet services. We will be launching regularly updates of the software. The next software release planned for the first half of next year will support more presence based functionalities such as VoIP and Instant Messaging”, continues Janne Jormalainen.

Additional highlighted applications of the Nokia 770 Internet Tablet with the 2005 software include an Internet Radio, RSS News reader, Image viewer and Media players for selected types of media. The Nokia 770 Internet Tablet is planned to start shipping in the third quarter of 2005 in selected countries in the Americas and Europe.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Enquiries:

Nokia Multimedia

Communications

tel. +358 7180 45725

Nokia

Communications

tel. +358 7180 34900

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www.nokia.com

Photos of the Nokia 770 Internet Tablet can be found at www.nokia.com/press  -> press photos

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PRESS RELEASE

May 30, 2005

Nokia to support Wataniya on the way ‘beyond 3G’

Espoo, Finland - Kuwaiti mobile operator Wataniya Telecom and Nokia have signed an agreement for the implementation of advanced technologies that will enhance Wataniya’s network and take the operator ‘beyond 3G’. The agreement was signed on May 29 in the presence of Finnish Prime Minister Matti Vanhanen during his state visit to Kuwait.

Nokia supplies to Wataniya a wide variety of products from its portfolio. Included in the deal is for example the Nokia High Speed Downlink Packet Access (HSDPA) solution, a software upgrade to the WCDMA network with which data speeds will go up to 1-2 Mbps in the first phase. Nokia’s end-to-end offering will enable Wataniya to provide advanced mobile services such as Push to Talk, video calls and video sharing, to subscribers in Kuwait. Nokia will also modernize Wataniya’s GSM network in order to create an EDGE layer that will support advanced services even outside 3G coverage.

“Our agreement with Nokia gives us the opportunity to provide the most advanced, capable and reliable network services in the Middle East region, if not world wide. The advanced technologies provided by Nokia will enable us to provide a new, compelling category of services to our customers,” said Harri Koponen, General Manager & CEO, Wataniya Telecom.

“Through our relationship with Nokia, we are providing our customers with better connectivity and flexibility for the future. Moving forward, we will listen to our customers’ needs and act accordingly in cooperation with Nokia,” said Niklas Sonkin, Chief Strategy Officer and Business-to-Business Director, Wataniya Telecom.

“Nokia is committed to the Middle East region and is proud to support Wataniya in their aspirations to offer advanced content services and applications to their customers,” said Dr. Walid Moneimne, Senior Vice President, EMEA Region, Networks, Nokia.

About Wataniya

Launched in December 1999, Wataniya Telecom has been a driving force in increasing the mobile communications market penetration in Kuwait to over 80 percent of the population. With operations in Kuwait, Iraq, Tunisia and Algeria, Wataniya Telecom is actively expanding its presence within the MENA (Middle East North Africa) region. Serving over 3 million customers in its operations, Wataniya Telecom has built its success on a customer focused strategy based on the philosophy that everything the company does must bring it closer to its customers. The company provides a wide range of leading edge wireless voice and data services delivered with high quality and designed to meet customer requirements.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 38196

E-mail: networks.communications@nokia.com

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Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

Wataniya Telecom

Rima Termos/Spot On PR

M: 00965 625 11 25

E-mail: spotonpr@wataniya.com

Alexander Mcnabb/ Spot On PR

Tel: 009714 3491686

E-mail: alexm@spotonpr.com

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PRESS RELEASE

May 31, 2005

Nokia to start manufacturing of Base Station Controllers in India

Espoo, Finland - Nokia today announced that it will establish a high-end Base Station Controller manufacturing unit in Chennai, India. The new unit will further emphasize Nokia’s end-to-end position and strength both globally and in India, as well as the company’s end-to-end commitment to India.

“Nokia is confident of India’s skilled labor force’s ability to handle the manufacturing of high-end network infrastructure elements, such as Base Station Controllers. Chennai was a natural choice for us as we are already establishing a production facility there,” said Simon Beresford-Wylie, Executive Vice President and General Manager of Networks, Nokia.

In April, Nokia announced its plans to set up a mobile device production facility in Chennai. Base Station Controller production will begin at the same time with terminal production, during the first half of 2006. With this, Nokia becomes the only telecom vendor in India to manufacture both network infrastructure and terminals in the country.

The announcement comes in the wake of fast expansion of networks in the Indian market based on aggressive plans of all the GSM service providers over the next few years. In India, Nokia Networks is a leading GSM infrastructure equipment supplier and supplies to all of the top five GSM operators in the country.

“India is already amongst the top 5 telecom markets in the world and is set to reach the third position in the next few years. In order to sustain this growth, rapid expansion of mobile networks will be essential. Nokia’s investment in local Base Station Controller manufacturing aims to meet this requirement and reiterates its long standing commitment to India,” said Beresford-Wylie. He added, “Base Station Controller manufacturing is high end and complex and will allow us to tap into the talented engineering pool in India, in addition to creating additional employment.”

Nokia’s operations in India now include three Research and Development facilities and an upcoming manufacturing facility in Chennai that will produce both terminals and GSM infrastructure equipment. The end-to-end operations strengthen Nokia’s complete solution offering and uniquely position it to work with Indian operators to reduce time to market for both network equipment and terminals and achieve the Government’s target of 200 million mobile subscribers by 2008.

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 38198

Email: networks.communications@nokia.com

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2005	Nokia Corporation

	By:	/s/ Ursula Ranin
		Name:	Ursula Ranin
		Title:	Vice President, General Counsel

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